SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   __________

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                February 1, 2006

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                        Commission File Number: 000-50825

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                                 GPC BIOTECH AG
             (Exact name of registrant as specified in its Charter)

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                              Fraunhoferstrasse 20
                       D-82152 Martinsried/Munich, Germany
                            Tel: 011 49 89 8565 2600
              (Address of registrant's principal executive offices)

                                   __________

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F  X               Form    40-F
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           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes                        No X
                          ---                     --

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes                        No X
                          ---                     --

           Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                        No X
                          ---                     --

           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                   ---

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MARTINSRIED/MUNICH (GERMANY), WALTHAM, MASS. AND PRINCETON, N.J., FEBRUARY 1,
2007 - GPC Biotech AG reported yesterday, January 31, 2007, in accordance with Sec. 26 para. 1 of the German Securities Trading Act (WpHG) that it received notifications by Mr. Dietmar Hopp, Mr. Oliver Hopp, Mr. Berthold Wipfler, BW Verwaltungs GmbH, DH-Capital GmbH & Co.KG and OH Beteiligungen GmbH & Co.KG that their ownership of voting shares of GPC Biotech fell below 10% (in the case of Mr. Dietmar Hopp) and 5% (in all other cases). A full copy of the announcement is attached as Exhibit 1 to this Form 6-K. The reductions in ownership are a result of certain share loans provided by DH-Capital GmbH & Co.KG and OH Beteiligungen GmbH & Co.KG to the underwriter in connection with GPC Biotech AG's private placement announced on January
24, 2007. The loan is expected to be returned in September 2007.


INDEX
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Exhibit 1        Announcement acc. to Sec. 26 para.l WpHG.






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                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  February 1, 2007



                                        GPC BIOTECH AG


                                        By:    /s/ Bernd Seizinger
                                           ---------------------------------
                                        Name:  Bernd Seizinger, M.D., Ph.D.
                                        Title: President and CEO


                                        By:    /s/ Mirko Scherer
                                           ---------------------------------
                                        Name:  Mirko Scherer, Ph.D.
                                        Title  Senior Vice President and CFO